

January 24, 2013

<u>Via Facsimile</u>
Mr. James S. Porter
Chief Financial Officer
Apogee Enterprises, Inc.
4400 West 78th Street- Suite 520
Minneapolis, MN 55435

  Re: **Apogee Enterprises, Inc.**
     Form 10-K for the fiscal year ended March 3, 2012
     Filed April 30, 2012
     File No. 0-6365

Dear Mr. Porter:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 3, 2012

Item 6. Selected Financial Data, page 16

1. If you present net cash provided by (used in) continuing operating activities, please revise future filings to also present net cash provided by (used in) investing and financing activities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 19

2. We note you cite various factors that impact your results such as volume growth, changes in market share and changes in pricing. Please revise future annual and quarterly filings

to quantify the impact of each factor you identify, where practicable. Reference Release #33-8350.

Critical Accounting Policies, page 24
Revenue Recognition, page 25

3.   With a view towards future disclosure, please help us better understand the underlying nature of your installation business. Please clarify if your installation business enters into contracts or arrangements that are separate from the other products and services you provide.   To the extent your installation services are offered with your other products and services; please further explain to us how you determined each individual product or service has standalone value and how you allocate the total consideration in multiple element arrangements to each individual component for revenue recognition purposes. Reference ASC 605.

4.   With a view towards future disclosure, please explain to us how the specific terms of your contracts support revenue recognition for your installation business on a percentage-of-completion basis and tell us the timeframes over which these contracts are performed. In addition, please explain to us how and why you determined it was appropriate to measure your progress to completion in terms of costs. Please tell us, on average, what portion of contract costs are comprised of materials and explain to us when these costs and the related revenues are generally recognized. Reference ASC 605.

Goodwill impairment, page 25

5.   With a view towards future disclosure, please help us understand how you identified your reporting units. Please also help us understand how you considered recent revenue declines and losses in your Architectural segment in determining that the fair values of your reporting units exceeded their book values.

Item 8. Financial Statements and Supplementary Data
Note 1. Summary of Significant Accounting Policies and Related Data
Self-Insurance, page 35

6.   Please revise future filings to provide roll-forwards for self-insurance reserves during each period presented.

Note 16. Business Segments Data, page 54

7.   We note your disclosure on page four regarding the products and services you offer as well as your discussion of five business units within your Architectural segment. Please provide us a specific and comprehensive discussion of how you define the operating segments within your Architectural segment and how you determined they could be aggregated into one reportable segment. In order for us to more fully understand your

analysis, please provide us copies of the reports provided to your chief operating decision maker at March 3, 2012 and at December 1, 2012. These reports should reflect actual results and be at the lowest level of detail provided to the CODM. Reference ASC 280.

Note 17. Commitments and Contingent Liabilities, page 55

8.   We note your disclosures here and in MD&A related to additional warranty accruals in FY 2011 due to product quality issues. With a view towards future disclosure, please more fully explain to us the decline in the warranty accrual in FY 2012, particularly in light of the increase in sales. It appears to us the product quality issues account for less than 40% of the decline.

9.   We note your disclosure that you do not believe your claims will have a material adverse effect on your financial condition. With a view towards future disclosure, please tell us what consideration you have given to the potential impact on your results of operations and cash flows. Reference ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief